UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 6)


                   Great American Bancorp, Inc.
-----------------------------------------------------------------
                       (Name of Issuer)


              Common, Stock Value - $0.01 Par Value
-----------------------------------------------------------------
               (Title of Class of Securities)


                          38982K107
-----------------------------------------------------------------
                        (CUSIP Number)


                        George R. Rouse
                        1311 S. Neil
                        Champaign, IL 61820
                        (217) 356-2265
-----------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications)


                        November 14, 2003
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ]


                                                          (Page 1 of 6 Pages)


CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            George R. Rouse

2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP(a) [ ]    (b) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            59,061 shares (not including 37,319 shares subject to options)

8.      SHARED VOTING POWER

            100 shares

9.      SOLE DISPOSITIVE POWER

            37,735 shares (not including 37,319 shares subject to options and
                           21,326 shares held under the Savings and Employee Stock Ownership Plan)

10.     SHARED DISPOSITIVE POWER

            100 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            96,480 shares (including 37,319 shares subject to options)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.14% of 757,432 shares of common stock outstanding as of October 31, 2003 (includes options exercisable within 60 days)

                                                      (Page 2 of 6 Pages)


14.     TYPE OF REPORTING PERSON

            IN

     The purpose of this Amendment No. 6 to the previously filed Schedule 13D is to report shares acquired and sold by Mr. George R. Rouse (the "Reporting Person") and to report that the ownership of the Reporting Person in the common stock of Great American Bancorp, Inc. (the "Company") has decreased from 13.19% to 12.14% of the common shares outstanding. The Reporting Person is President and Chief Executive Officer of the Company.

Item 1.     Security and Issuer.

     No change.

Item 2.     Identity and Background.

     No change.

Item 3.     Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person is deemed to beneficially own 96,480 shares as follows:

9,775 shares purchased for a total of $97,750 from the Company in an initial public offering pursuant to a stock subscription and held in an Individual Retirement Account. The amount of consideration used to acquire these shares was derived from personal funds of the Reporting Person.

26,960 shares purchased for a total of $364,462 in open market transactions held in an Individual Retirement Account. The amount of consideration used to acquire these shares was derived from personal funds of the Reporting Person.

1,000 shares for a total of $14,000 held directly by the reporting person acquired through the exercise of stock options granted under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan"). These shares were purchased using the proceeds from the sale of additional stock options exercised. (See Exhibit 1 to Item 3).

21,326 shares beneficially owned by the Reporting Person held by the trustee pursuant to the First Federal Savings Bank Savings and Employee Stock Ownership Plan ("KSOP"),

100 shares purchased for a total of $1,000 from the Company in the initial public offering held jointly by the Reporting Person's spouse and child. The amount of consideration used to acquire these shares was derived from personal funds of the Reporting Person.

37,319 shares representing shares underlying options granted under the Incentive Plan that are currently exercisable or exercisable within 60 days.

                                                          (Page 3 of 6 Pages)

     A schedule of the shares, dates, and the prices per share acquired by or sold by the Reporting Person since the most recent filing on Schedule 13D is attached and marked as Exhibit 1 to Item 3.

Item 4.     Purpose of Transaction.

	      No change.

Item 5.     Interest in Securities of Issuer

     (a) The Reporting Person beneficially owns 96,480 shares, representing 12.14% of the total of outstanding shares of the Company as of October 31, 2003 of 757,432 plus 37,319 shares underlying stock options granted to the Reporting Person under the Incentive Plan, which are currently exercisable or exercisable within 60 days.

     (b) The Reporting Person has the power to vote and to dispose of the shares referred to in Item 5(a) as follows:

     Sole voting power:          59,061 shares (not including 37,319 shares
                                 subject to options)

     Shared voting power:        100 shares with the Reporting Person's
                                 spouse and child

     Sole dispositive power:     37,735 shares (not including 37,319 shares
                                 subject to options and 21,326 shares held in by the First Federal Savings Bank Savings and Employee Stock Ownership Plan)

     Shared dispositive power:   100 shares with the Reporting Person's
                                 spouse and child

     The name of Mr. Rouse's spouse is Sarah Rouse.

     Mrs. Rouse does not have a business address. Her home address is 1314 Broadmoor Drive, Champaign, IL 61821.

     Mrs. Rouse has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     Mrs. Rouse has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Mrs. Rouse is a United States citizen.

     (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

                                                       (Page 4 of 6 pages)


     (d) With the exception of the trustee for the First Federal Savings Bank Employee Savings and Stock Ownership Plan Trust, which has certain powers with respect to stock held in trust as provided by the trust agreement and plan document, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

     (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            No change.

Item 7.     Material to be Filed as Exhibits

            None


	                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    December 2, 2003                        /s/ George R. Rouse
-------------------------              --------------------------------
        Date                                    Signature

                                              George R. Rouse
                                       ----------------------------------
                                                Name/Title

                                                         (Page 5 of 6 Pages)


                                 SCHEDULE 13D
                              EXHIBIT 1 TO ITEM 3
                                George R. Rouse


                                   Price per Share    Where and
              No. of Shares         (Excluding           How
  Date       Purchased (Sold)       commissions)      Transacted
  -----      ---------------       ---------------    ----------

Non-Derivative Shares Acquired (Sold), Indirect Ownership:

Various-2003       150                  N/A               (1)

Derivative Shares, Direct Ownership

04/24/2003       7,000                   $14.000            (2)
04/24/2003      (7,000)                  $30.000            (2)
11/14/2003       6,000                   $14.000            (2)
11/14/2003      (6,000)                  $34.000            (2)
11/14/2003       1,000                   $14.000            (3)

(1) Shares allocated to the Reporting Person held by the trustee of the First Federal Savings Bank Savings and Employee Stock Ownership Plan. Shares were allocated to the Reporting Person at various dates from January 1, 2003 through September 30, 2003.

(2) Non-statutory stock options exercised by the Reporting Person and sold with proceeds from the sale used to pay the option price. These shares were granted to the Reporting Person under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan"). The sale of option shares acquired was effected in the over-the-counter market ("OTC") through standard brokerage accounts.

(3) Incentive stock options exercised by the Reporting Person. These shares were granted to the Reporting Person as part of the Incentive Plan. Proceeds from the sale of non-statutory stock options were used to fund the purchase of incentive stock options held directly by the Reporting Person.





                                                        (Page 6 of 6 Pages)